UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            FIRST UNION CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                              $3.33 1/3 PAR VALUE
                        (Title of Class of Securities)

                                   337358105
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 7, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    337358105      |             | Page    2   of   6   Pages   |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |            Not applicable                                          |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |   28,179,422                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |   28,179,422                                  |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                        28,179,422                                  |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|    |                                                                 -  |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                           9.99%                                    |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 18


               Banco Santander, S.A., a Spanish banking corporation ("Santander"), hereby amends and supplements its Schedule 13D, originally filed on January 11, 1996 (the "Schedule 13D"), with respect to its ownership interest in shares of common stock, par value $3.33 1/3 per share ("Common Stock"), of First Union Corporation, a North Carolina corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

               Item 4.  Purpose of Transaction.  The response set forth in
Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:
               The purpose of the sale of Common Stock on August 7, 1996 described in Item 5 (the "Sale") was to improve the regulatory capital treatment of Santander's investment in the Company under Spanish banking laws. Under Spanish law, an investment by a Spanish corporation of greater than 10% in a financial institution that is not part of such corporation's consolidated group is deducted from the corporation's total capital for regulatory purposes. The Sale has decreased Santander's investment in the Company to slightly less than 10%, as disclosed herein, which will result in higher regulatory capital ratios for Santander than would exist without the Sale.

               Item 5.  Interest in Securities of the Company.
               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
               (a) On August 7, 1996, Santander's wholly-owned subsidiary, FFB Participacoes e Servicos Sociedade Unipessoal, S.A., a holding company incorporated in Portugal, which directly holds the Common Stock beneficially owned by Santander, sold 3,572,500 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, at a price of $63.60 per share. As a result of the Sale, Santander indirectly beneficially owns a total of 28,179,422 shares of Common Stock. This represents approximately 9.99% of the total number of shares of Common Stock outstanding (based on 281,947,670 shares of Common Stock outstanding as of June 30, 1996, according to information provided by the Company).
               (b) Upon consummation of the Sale, Santander had the sole power to vote and to dispose of 28,179,422 shares of Common Stock and had the shared power to vote and to dispose of 0 shares of Common Stock.
               (c) Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected since June 10, 1996 by Santander, or any other person controlling Santander, to the best of its knowledge.

               (d)  Inapplicable.
               (e)  Inapplicable.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 1996

                                 BANCO SANTANDER, S.A.




                                 By: /s/ Antonio Garcia del Riego
                                     Name:  Antonio Garcia del Riego
                                     Title: General Manager